Exhibit 12.1

	Three Months
	Ended June 30,	Fiscal Year Ended March 31,
	2013	2013	2012	2011	2010
Earnings (1):
Earnings before income taxes	44,516	84,096	21,912	16,762	39,297
Add: Fixed charges	4,874	15,791	17,769	18,291	19,060
Add: Amortization of capitalized interest and FIN 48 Interest	297	945	(367)	(932)	3,277
Add: Cash distributions from equity method investments	9,750	28,500	23,250	24,500	29,750
Subtract: Income from equity method investments	(7,878)	(32,507)	(28,528)	(24,233)	(24,157)

Total Earnings	51,559	96,825	34,036	34,388	67,227
Fixed Charges (2):
Interest expense	4,793	15,467	17,530	17,995	18,760
Interest component of rent expense	81	324	239	296	300

Total Fixed Charges	4,874	15,791	17,769	18,291	19,060
Ratio of Earnings to Fixed Charges	10.6x	6.1x	1.9x	1.9x	3.5x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.